# Offering Statement for Hook Hand Rum

## ("Hook Hand Rum," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

**Paul Riss:**                                        paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   Hook Hand Rum

   30262 Crown Valley Parkway
   Suite B Unit 392
   Laguna Niguel, CA 92677

# Eligibility

2. **The following are true for Hook Hand Rum:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Dan Olson

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 10/30/2018 | Present | Hook Hand Rum | CEO |
| 01/01/2016 | Present | The Loyalty Consultants | Marketing Consultant |

   Dan Olson is the CEO of Hook Hand Rum and will oversee all operations. Dan's background is in managing advertising and marketing agencies with up to 450 staff members. Dan has worked with brands including Southwest Airlines, SONY, Mattel, Virgin, Microsoft, XBOX, Jaguar, Land Rover, Shell Oil, Callaway Golf, AT&T, Disney, Oakley, VW, and Diageo. Dan holds a Bachelor of Arts in Economics from California State University Long Beach. LinkedIn: https://www.linkedin.com/in/olsoncdaniel/

*Name*
Andrew Olson

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
| --- | --- | --- | --- |
| 03/01/2022 | Present | Infillion | VP, Client Success |
| 10/30/2018 | Present | Hook Hand Rum | Chief Marketing Officer |
| 08/01/2014 | 03/01/2022 | true[X] | VP, Account Management |

Andrew Olson is the Chief Marketing Officer ("CMO") of Hook Hand Rum. Andrew is a digital leader with experience in client and sales strategy, focused on building legacy clients and delivering top-notch client service. Andrew recruited, grew, and shepherded successful teams through three acquisitions of true[X]: Fox, Disney, and now Infillion. Andrew has a track record of driving sustained revenue growth and building scalable processes and teams to manage and execute on business objectives at Fortune 500 companies LinkedIn: https://www.linkedin.com/in/aolson6/

*Name*
Scott Olson

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
| --- | --- | --- | --- |
| 08/01/2005 | Present | Scott D. Olson Esq. | Corporate Attorney |
| 06/01/2023 | Present | Forward Counsel LLP | Of Counsel |
| 10/30/2018 | Present | Hook Hand Rum | Board Member and Counsel |
| 07/01/2013 | Present | International Aerospace Coatings | Chief Compliance Officer and General Counsel |
| 05/01/2016 | Present | Advanced BioCatalytics Corporation | General Counsel |

Scott Olson is a member of the Board of Directors and serves as Counsel to Hook Hand Rum. Scott is a seasoned compliance officer, general counsel, and corporate attorney. Scott holds a Bachelor of Arts in Environmental Science from the University of Virginia and a JD from University of California, College of the Law, San Francisco (formerly UC Hastings). LinkedIn: https://www.linkedin.com/in/scott-olson-2415548/

*Name*
Patrick McGaughan

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
| --- | --- | --- | --- |
| 10/30/2018 | Present | Hook Hand Rum | Board Member |
| 04/01/2007 | Present | Sonance | COO/CFO |
| 04/01/2007 | Present | IPORT | COO/CFO |

Patrick McGaughan is a member of the Board of Directors of Hook Hand Rum and advises on operational and financial matters. Patrick has experience in finance and accounting, M&A, and private equity. Patrick holds a Finance degree from California Polytechnic State University-San Luis Obispo and an MBA from University of California, Irvine - The Paul Merage School of Business. LinkedIn: https://www.linkedin.com/in/patrick-mcgaughan-4424794

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Dan Olson

| | |
|---|---|
| **Securities:** | 1,000,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 30.3% |

### Andrew Olson

| | |
|---|---|
| **Securities:** | 1,000,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 30.3% |

### Evan Owen

| | |
|---|---|
| **Securities:** | 1,000,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 30.3% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Business: We are a spirit brand that manufactures a blood orange and Madagascar vanilla flavored rum. Our rum is originally sourced from Puerto Rico and then brought to the US and manufactured here locally. In this way, it is a US-manufactured product with the authenticity of also being a Caribbean Rum. We currently only have this one product, however, we have additional products in development in our pipeline. We operate a business model where we partner with Surf City Stillworks to rectify our rum and sell us bottled units. We are a California Corporation based in Laguna Niguel, CA. We are currently licensed to wholesale in CA under the California Department of Alcoholic Beverage Control ("ABC"), and are selling in partnership with our distributor, Park Street Imports LLC. Objectives: We have contracted for distribution in CA, NY, NJ, and FL. We plan to initiate sales in CA and then expand into FL, NY, and NJ in following years. In partnership with our distributor, Park Street, we intend to source our own salesforce and hire sales consultants in partnership with Green Glass Global based in Dallas, Texas. Our objective is to use a top market strategy by focusing on Defined Market Areas ("DMAs") as our territories. We plan to target markets in the United States that have a higher propensity for alcohol purchases, and specifically rum purchases, within these DMAs. We also plan to sell through e-commerce channels that will enable us to sell in a state without having to go through an extensive pitching process with other distributors. Customers: Our partnership with Park Street is designed to enable us to manage our own sales force and provide us with a certain ownership of our customer relationships. We do not intend to rely upon a traditional distributor's sales team. We have two types of customers: (1) on-premise and off-premise retailers and (2) consumers. Business Plan: At its core, Hook Hand Rum is a marketing company. Our team are marketers by trade, and so we have partnered with experts to help us with manufacturing, sales strategy, and logistics. Our main focus is to sell into on-premise and off-premise locations and to conduct marketing to achieve depletion and ongoing orders. Monetization: Our monetization strategy includes the following: Our monetization strategy is intended to have some portion of revenue not be tied to the cost of manufacturing. Team: The Company was founded by a father and son team. Dan Olson is the CEO and will oversee all operations. Dan's background is in managing advertising and marketing agencies with up to 450 staff members. Dan has worked with brands including Southwest Airlines, SONY, Mattel, Virgin, Microsoft, XBOX, Jaguar, Land Rover, Shell Oil, Callaway Golf, AT&T, Disney, Oakley, VW, and Diageo. Andrew Olson is the CMO and Product Development Lead. Starting off as a bartender, Andrew learned that listening and learning from the customer is the key to success in building any brand. Educated at UCLA with a degree in English, Andrew knows how important it is to have a great story. A digital leader with deep experience in client marketing strategy, Andrew is a marketer and relationship builder that learned his trade from notable brands as clients and employers including Fox, Disney, T-Mobile, Monster Energy, and Amazon.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in Hook Hand Rum speculative or risky:**
   1. We are highly dependent on the services of our founders. Our future business and results of operations depend in significant part upon the continued contributions of our founders. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled

employees in addition to our founders and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow, and results of operations.

2. Market Demand Volatility: The demand for alcoholic beverages is subject to various factors that can lead to volatility in consumer preferences and purchasing behavior. Economic conditions play a significant role, as downturns in the economy may prompt consumers to cut back on discretionary spending, including dining out and purchasing alcoholic beverages. Conversely, during periods of economic prosperity, consumers may feel more inclined to indulge in dining experiences and premium alcoholic beverages.

3. Health and Safety Risks: In the intricate world of distillery operations, maintaining rigorous health and safety standards is paramount to safeguarding both patrons and employees from a myriad of potential risks. The consequences of lapses in these protocols extend far beyond mere inconvenience, encompassing significant legal, reputational, and financial ramifications for the business. One of the foremost risks in this domain is the threat of foodborne illnesses, which can arise from mishandling of ingredients, improper cooking or storage temperatures, or cross-contamination in food preparation areas. Instances of food poisoning can not only cause harm to customers but also trigger widespread negative publicity, eroding trust in the establishment and potentially leading to costly legal proceedings and damages claims. Similarly, alcohol-related accidents represent a significant hazard, particularly in establishments where alcoholic beverages are served. Over-serving of alcohol to patrons, inadequate monitoring of intoxicated individuals, or failure to enforce responsible drinking practices can increase the likelihood of accidents such as falls, fights, or drunk driving incidents. Such occurrences can result in severe legal consequences for the business, including liability for damages, fines, or even loss of liquor licenses. Moreover, workplace injuries pose a substantial risk to both employees and the business as a whole. The fast-paced environment of a distillery, combined with the operation of heavy equipment, sharp utensils, and potentially hazardous chemicals, creates a fertile breeding ground for accidents and injuries. Failure to implement proper safety protocols, provide adequate training to employees, or maintain equipment in good working condition can expose the business to liability for workplace accidents, worker's compensation claims, and regulatory fines.

4. Market Competition: The alcoholic beverage industry is fiercely competitive, with established brands holding significant market share. A new spiced rum company may struggle to differentiate itself, build brand loyalty, and capture consumer attention in a crowded marketplace. The costs associated with marketing, distribution, and brand-building efforts are substantial, and there is no guarantee of success against larger, well-known competitors.

5. Distribution and Supply Chain Risks: Effective distribution is crucial for the success of a spiced rum company, especially if it seeks to expand into new markets. Challenges such as limited access to distribution channels, reliance on third-party distributors, and supply chain disruptions can hinder the company's ability to get its product to consumers. Additionally, logistical issues, such as transportation delays or inventory management problems, can lead to stockouts or overstocking, both of which can negatively impact profitability.

6. Volatility of Raw Material Costs: The production of rum relies heavily on key ingredients like sugarcane or molasses, whose prices can fluctuate due to factors such as climate change, supply chain disruptions, or geopolitical tensions. These fluctuations can lead to increased production costs, which may be difficult to pass on to consumers. Consistent sourcing of high-quality ingredients is also critical to maintaining product quality and brand reputation, and any compromise could harm consumer trust.

7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Startup investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or

early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

9. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

11. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

13. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

14. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

15. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

16. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

17. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

18. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

19. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

20. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

21. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

22. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Hook Hand Rum ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $500,001 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The Company intends to use the funds from this raise in accordance with the following approximate schedule: rum manufacturing(25%), key hires (30%), advertising and marketing (35%), legal (5%), and intermediary fees (5%).

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
|------|-------------------------------|------------------------|
| Intermediary Fees | $490 | $24,500 |
| Rum Manufacturing | $9,510 | $125,000 |
| Key Hires | $0 | $150,000 |
| Advertising and Marketing | $0 | $175,000 |
| Legal | $0 | $25,500 |
| **Total Use of Proceeds** | **$10,000** | **$500,001** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Hook Hand Rum must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $3 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 10,000,000 | 3,297,000 | Yes | |

## Options, Warrants and Other Rights

| Type | Description | Reserved Securities |
|---|---|---|
| Stock Option Plan | The Company has 1,000,000 securities reserved for its Stock Option Plan. As of December 31, 2023, 550,000 options have been granted with an exercise price of $0.10 per share and a remaining term of 7 years. Out of the 550,000, 405,208 options have fully vested with an exercise price of $0.10 per share and a remaining term of 6 years. | 1,000,000 |

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The outstanding convertible promissory notes will convert at a 50% ratio to a future qualified financing. There are no stockholders with anti-dilution rights. The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt, or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

| | |
|---|---|
| **Creditor(s):** | Jim Augenstein |
| **Amount Outstanding:** | $7,500 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| **Creditor(s):** | Kurt & Connie Helgason |

| | |
|---|---|
| **Amount Outstanding:** | $50,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Sharon Petrocelli |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Alan Pisolof |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Ken Kuck |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Ray Silva |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Mary Olson |
| **Amount Outstanding:** | $10,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Don Yahn |
| **Amount Outstanding:** | $25,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Seith Rothstein |
| **Amount Outstanding:** | $15,000 |
| **Interest Rate:** | 6.0% |

| | |
|---|---|
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Lou Tillman |
| **Amount Outstanding:** | $50,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |
| | |
| **Creditor(s):** | Pat Chorpenning |
| **Amount Outstanding:** | $15,000 |
| **Interest Rate:** | 6.0% |
| **Maturity Date:** | No Maturity Date |
| **Other Material Terms:** | Converts at 50% discount upon closing of Seed Round |

25. **What other exempt offerings has Hook Hand Rum conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Hook Hand Rum (the "Company") manufactures rum and sells rum at wholesale in the domestic United States. Hook Hand Rum has a distribution contract with Park Street Imports LLC to sell in CA, NY, NJ, and FL. The Company also sells memberships in a rum brand called Original Crew. This is a premium membership loyalty program. In addition, the Company also sells rum online in 41 states. Currently, the Company is only selling rum in CA and plans to expand into FL, NY, and NJ in 2025 and beyond. Revenue for the year ended December 31, 2023 increased by $11,738 to $11,738, as compared to $0 reported for the year ended December 31, 2022. Cost of revenues for the year ended December 31, 2023 increased by

$9,594 to $9,594, as compared to $0 reported for the year ended December 31, 2022. Gross profit for the year ended December 31, 2023 increased by $2,144 to $2,144, as compared to a gross profit of $0 reported for the year ended December 31, 2022. Operating expenses for the year ended December 31, 2023 decreased by $3,734 to $63,418, as compared to $67,152 reported for the year ended December 31, 2022. Interest expense for the year ended December 31, 2023 increased by $6,448 to $11,490, as compared to $5,042 reported for the year ended December 31, 2022. Net loss for the year ended December 31, 2023 increased by $51 to a net loss of $72,125, as compared to a net loss of $72,074 reported for the year ended December 31, 2022. Liquidity & Capital Resources: In October 2021, the Company authorized the issuance of convertible notes payable for up to $200,000. In 2024, the Company approved a resolution to open a family and friends equity round with a cap of an additional $200,000 to be raised via convertible notes. As of December 31, 2023, the total outstanding principal balance of the convertible notes was $192,500. The notes have an interest rate of 6%. During 2024, the Company raised an additional $80,000 in convertible notes under the same terms. On December 31, 2023, the Company had cash and cash equivalents of $15,798 and working capital of $62,530, as compared to cash and cash equivalents of $9,824 and working capital of $36,889 on December 31, 2022. In 2022, the Company issued 297,000 shares to its advisory board. No cash was received by the Company. Previous founder Evan Owens owns 1,000,000 shares of the Company, but is no longer active in the Company.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    **CPA Review Report:**                    reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

   1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
      1. **in connection with the purchase or sale of any security?**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
      1. **in connection with the purchase or sale of any security?;**
      2. **involving the making of any false filing with the Commission?**
      3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

   3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
      1. **at the time of the filing of this offering statement bars the person from:**
         1. **association with an entity regulated by such commission, authority, agency or officer?**
         2. **engaging in the business of securities, insurance or banking?**
         3. **engaging in savings association or credit union activities?**

      2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

   4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
      1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
      2. **places limitations on the activities, functions or operations of such person?**
      3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   **If Yes to any of the above, explain:**

   5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Hook Hand Rum answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is the transcript of the video shown on the company's offering page: Hello, I'm Dan Olon. I'm one of the co-founders of Hook Hand Rum, and welcome to our investor video. I'd like to tell you a little bit about the top six reasons that we feel we are a great investment opportunity. Number one, we have a fantastic product. I believe it's one of the only blood orange-flavored rums in the U.S. today. It has a very unique, differentiating point. Number two is that it's a good time for rum. Rum is going through a premiumization right now, and that means there's more entries and more interest. Bars are interested in it, and companies want to put it in their portfolios. It's just a great time. They expect rum to grow 58% by 2027. Number three, we've created a company that's a marketing company, and we are world-class marketers. We've outsourced and partnered to get the things done that we know we need experts in, and we leave the expertise of marketing to us. Number four, we have a great plan. We've built a business model that helps us to be lean and able to compete in areas where other small, single-SKU spirits companies have a challenge. We also use a very marketing-driven approach to how we go to market. Number five, I think, is our secret weapon. We've created a thing called Original Crew, which is a premium membership in this brand. We are living in a membership economy, where people are not only accustomed to but want brands to give them an opportunity to buy into something where they get better experiences and are treated better. And lastly, the acquisition market is really good. As an investor, this is something you want to know. A lot of the spirits brands are looking to change out their portfolios from the rums they have to new, upcoming, and more interesting rums. There's more different kinds of money in the market. Breweries are looking to get into spirits. Wineries are looking to get into spirits. Private equity is more interested now, and VCs are more interested now. As we build this company up, we have a very positive projection on ways in which we can sell it. Hey guys, I'm Andrew Olson, a co-founder of Hook Hand Rum. When I think about Hook Hand Rum and the way it started, it really started with a dream. We're here at Salt Creek Grill today in Dana Point, and I was a bartender here many, many years ago. Whenever I was able to pour rum, not only was it more exciting for me, but the guests just became more fun. There was a spirit in the crowd where it became more lively, and people got excited. What's interesting about rum is that when you enjoy it, it often involves stories, friends, gatherings, and really just having a good time. The origin of Hook Hand Rum really was that dream. I saw rum, looked at the marketplace, and noticed that whiskey was having its heyday, tequila was up and coming, and rum was on the precipice of having its moment. There have been three major acquisitions in the past two to three years: Diplomático, Don Papa's Rum, and Ten To One. Big spirits conglomerates are not only looking at acquiring upstart brands, but you can see Gallo Wine and Spirits and private equity recognizing the value of rum because it's underpriced in terms of investment and capital return. It's a unique time for investing in a spirits company. Sure, tequila might be your first choice, but I think rum is going to be the next big thing in the spirits world. All spirits have gone through a premiumization. Vodka did it—Absolut brought flavored vodkas, and then you ended up with Grey Goose, Effen, and Stoli—upper premium and upper mid-tier products. Before premiumization, there were only very cheap spirits and very expensive spirits, but not much in the middle. Tequila did the same thing—Casamigos is a champion of that. Now, there are all these brands selling for $60, $70, $80 a bottle. Rum is right there. Right now, rum still has many super inexpensive brands and some very high-end sipping rums, but not much in the mid-range. We are positioned perfectly for that. We are a flavored rum, at the right price point, with the right flavor profile. We think we are going to ride this wave. Rum is expected to grow 58% by 2027 in on-premise consumption. It's a fantastic story. When people ask why they should invest in Hook Hand Rum, I truly believe we are doing something different. We're the only blood orange rum on the market, and it is delicious. We are building a brand that exists beyond just the spirit itself. You'll see in this video that it really connects with people and consumers in many different ways. We are in the company to sell, and I think it's a unique time for rum. There's a lot of acquisition interest, and we're looking for passionate people to become part of our family. I hope you enjoy what you see and join us for the journey. My name is John Christian, and I am the General Manager of the Original Crew. We have a fictitious character called Bartholomew Scott. Bartholomew Scott liked to flavor his rum so that whenever someone stole it, he would know where it was. On top of that, he trusted his crew unlike any other. Because of that, he gave each one of his crew members a coin. This coin allowed his crew members safe passage. You knew not to touch any one of Bartholomew's crew members. By showing your coin, you got certain perks and privileges. The same rules apply for our Original Crew members. This is your passport, your ticket to certain perks, privileges, and rewards as an Original Crew member. As a pirate, you know that if you lose your coin, that's it—you're out. So, there is some swashbuckling to it, but it's almost as if it's a challenge coin, and you'd best not be caught without it. The Original Crew is the premium member program of Hook Hand Rum. This is where we, as a brand, get to communicate with our active followers and share in our success and future expansion. It's a three-tiered member program. We have our Navigators, our First Mates, and our Swabbies. At each tier, you can expect different privileges and rewards. These privileges and rewards are based on a four-pillar system: access, status, gifts, and adventures.

The following documents are being submitted as part of this offering:

**Governance:**
    **Certificate of Incorporation:**      certificateofincorporation.pdf
    **Corporate Bylaws:**      corporatebylaws.pdf
**Opportunity:**
    **Offering Page JPG:**      offeringpage.jpg
**Financials:**
    **Additional Information:**      otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://hookhandrum.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.